UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

CUBIC ENERGY, INC.

(Name of Issuer)

Common Stock, par value $0.05 per share

(Title of Class of Securities)

229675103

(CUSIP Number)

David R. Earhart

Looper Reed & McGraw, P.C.

1601 Elm Street, Suite 4600

Dallas, Texas 75201

(214) 954-4135

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Various

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 229675103

1.	Names of Reporting Persons. Calvin A. Wallen, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF; WC; PF; 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 50,131,548(1)

	9.	Sole Dispositive Power 50,131,548(1)

	10.	Shared Dispositive Power -0-

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
50,131,548 shares of common stock, including: (a) 16,333,548 shares directly held by the reporting person; (b) 500,000 shares held by the reporting person’s spouse, (c) 674,000 shares held by certain children of the reporting person; (d) 700,000 shares held by Tauren Exploration, Inc., a corporation wholly owned by the reporting person; (e) 3,600,000 shares issuable upon conversion of 1,800 shares of Series B Convertible Preferred Stock of the issuer held by Tauren; (f) 24,094,000 shares issuable upon conversion of 12,047 shares of Series B Convertible Preferred Stock of the issuer held by Langtry Mineral & Development, LLC, an entity controlled by the reporting person; and (g) 4,230,000 shares issuable upon conversion of 2,115 shares of Series B Convertible Preferred Stock of the issuer directly held by the reporting person. The Series B Convertible Preferred Stock votes with the common stock, on an as-converted basis.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (2)

13.	Percent of Class Represented by Amount in Row (11) 45.84%(3)

14.	Type of Reporting Person (See Instructions) IN

(1)           Includes 31,924,000 shares of common stock issuable upon conversion of shares of Series B Convertible Preferred Stock beneficially owned by the reporting person.

(2)           Excludes shares of common stock issuable upon the exercise of the Warrants (as defined below) held by the Investors (as defined below), as described further in Items 5 and 6 of this Statement.

(3)           Based on 77,433,408 shares of common stock outstanding as of October 2, 2013.

SCHEDULE 13D

This Amendment No. 6 to Schedule 13D (this “Statement”) is filed by Calvin A. Wallen, III, in his individual capacity and on behalf of Tauren and Langtry (as defined below).

Wallen is a party to a Voting Agreement, dated as of October 2, 2013 (the “Voting Agreement”), among Wallen and the Investors (as defined below), a copy of which is filed as Exhibit 2 hereto, and pursuant to which Wallen and the Investors have agreed to vote together with respect to certain matters submitted for a vote to the shareholders of Cubic Energy, Inc., a Texas corporation (the “Company”), as described further herein.  Wallen expressly affirms that he and the Investors constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 13d-5(b) thereunder, but Wallen otherwise disclaims any beneficial interest in any shares held by any of the Investors.

This Statement is not filed for or on behalf of any Investor.

Item 1.     Security and Issuer

This Statement relates to shares of the common stock, par value $0.05 per share (“Common Stock”), of the Company, and shares of Common Stock issuable upon conversion of shares of the Company’s Series B Convertible Preferred Stock, par value $0.01 per share with a stated value of $1,000 per share (the “Series B Convertible Preferred Stock”).  The address of the Company’s principal executive office is 9870 Plano Road, Dallas, Texas 75238.

Item 2.   Identity and Background

(a)                                 This Statement is filed by Calvin A. Wallen, III, in his individual capacity and on behalf of Tauren and Langtry.

(b)                                 The business address of Wallen is 9870 Plano Road, Dallas, Texas 75238.

(c)                                  Wallen is a director and Chairman of the Board of Directors of the Company and President and Chief Executive Officer of the Company, and President of each of Tauren Exploration, Inc. (“Tauren”) and Langtry Mineral & Development, LLC (“Langtry”), entities that are wholly owned by Wallen.

(d)                                 Wallen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  Wallen has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Wallen is a citizen of the United States of America.

Item 3.                                                         Source and Amount of Funds or Other Consideration.

Pursuant to a Stock Purchase Agreement, dated as of December 10, 1997, by and among the Company, Wallen, Earthstock Resources, Inc. (an entity wholly owned by Wallen), and certain other parties thereto, (a) Wallen acquired 7,000,000 shares of Common Stock and (b) Earthstock acquired 2,500,000 shares of Common Stock. In exchange for the shares, Wallen and Earthstock contributed to the Company certain oil and gas properties owned by them, as well as their entire interest in any contracts, leases, records and insurance policies affecting such interests. The amount of the consideration was the result of arms-length negotiations between them and the Company. In December 2001, Earthstock transferred all of its shares of Common Stock to Wallen.

In April 2001, in a private transaction with the Company, Tauren acquired 736,504 shares of Common Stock in exchange for working interests and limited liability company interests, at fair market value. In March 2002, Tauren cancelled certain indebtedness of the Company in exchange for 856,712 shares of Common Stock. In April and May 2002, Tauren purchased 48,000 shares of Common Stock with working capital.

On or about January 11, 2005, the Company issued 468,339 shares of Common Stock to Wallen in exchange for a 0.0585424967 working interest in the Kraemer 24-1 Well in DeSoto Parish, Louisiana.

On February 6, 2006, the Company entered into a Purchase Agreement with Tauren with respect to the purchase by the Company of certain Cotton Valley leasehold interests (approximately 11,000 gross acres; 5,000 net acres) held by Tauren. Pursuant to the Purchase Agreement, the Company acquired from Tauren a 35% working interest in approximately 2,400 acres and a 49% working interest in approximately 8,500 acres located in DeSoto and Caddo Parishes, Louisiana, along with an associated Area of Mutual Interest (“AMI”) and the right to acquire at “cost” a working interest in all additional mineral leases obtained by Tauren in the AMI, in exchange for (a) $3,500,000 in cash, (b) 2,500,000 shares of Common Stock, (c) a short-term promissory note in the amount of $1,300,000, and (d) a drilling credit of $2,100,000. The foregoing consideration was determined based upon negotiations between Tauren and a Special Committee of the Company’s directors, excluding Wallen.

Between February 2006 and September 2006, Wallen purchased an aggregate of 319,000 shares of Common Stock in open-market transactions at prevailing market prices.

In January 2006, the Company issued Wallen 300,000 shares of Common Stock under the Company’s Director and Officer 2005 Stock Option Plan for services rendered to the Company by Wallen as President and Chief Executive Officer of the Company.

In January 2007, the Company issued Wallen 150,000 shares of Common Stock under the Company’s Director and Officer 2005 Stock Option Plan for services rendered to the Company by Wallen as President and Chief Executive Officer of the Company.

On February 4, 2008, the Company issued Wallen 150,000 shares of Common Stock under the Company’s Director and Officer 2005 Stock Option Plan for services rendered to the Company by Wallen as President and Chief Executive Officer of the Company.

On November 24, 2009, Wallen, Tauren and Langtry entered into a transaction under which the Company acquired $30,952,810 in pre-paid drilling credits (the “Drilling Credits”) applicable toward the development of its Haynesville Shale rights in Northwest Louisiana.  As consideration for the Drilling Credits, the Company issued to Langtry 10,350,000 shares of Common Stock on March 16, 2010 and 103,500 shares of the Company’s Series A Convertible Preferred Stock, par value $0.01 with a stated value of $100 per share (the “Series A Convertible Preferred Stock”), on March 17, 2010.  Following the transaction, Langtry transferred its 10,350,000 shares of common stock to Wallen.  Subsequently, the Company issued an aggregate of 16,968 additional shares of Series A Convertible Preferred Stock to Langtry in lieu of cash dividends on the Series A Convertible Preferred Stock.

On October 2, 2013, pursuant to the terms of a Conversion and Preferred Stock Purchase Agreement (the “Conversion Agreement”), which is filed as Exhibit 4 hereto, the Company issued (a) 12,047 shares of Series B Convertible Preferred Stock to Langtry in exchange for the cancellation of all of the issued and outstanding shares of Series A Convertible Preferred Stock held by Langtry and (b) 2,115 shares of Series B Convertible Preferred Stock to Wallen in exchange for Wallen’s cancellation of a promissory note payable by the Company to Wallen in the principal amount of $2.0 million, plus accrued and unpaid interest of $114,986.  The promissory note provided for interest at the prime rate of interest, plus 1%, per annum.  The Conversion Agreement was entered into in connection with certain other transactions more fully described in the Company’s Current Report on Form 8-K dated September 27, 2013.

On October 2, 2013, pursuant to the terms of a Purchase and Sale Agreement (the “Purchase and Sale Agreement”), which is filed as Exhibit 3 hereto, the Company issued to Tauren 2,000 shares of Series B Convertible Preferred Stock, together with $4.0 million in cash, as consideration for certain fractional working interests in Louisiana.  Immediately following the issuance of the shares of Series B Convertible Preferred Stock to Tauren, Tauren transferred 200 of these shares in satisfaction of a pre-existing net profits interest obligation to a third party.

Item 4.                                 Purpose of Transaction.

The responses set forth in the last 2 paragraphs of Item 3 and in Item 6 are incorporated herein by reference in their entirety.

Other than as described in the last 2 paragraphs of Item 3 and in Item 6, the reporting person does not have any specific plans or proposals which relate to or would result in the acquisition or disposition of additional securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company’s business or corporate structure; any changes in the Company’s Certificate of Formation, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or any action similar to any of those enumerated above; but such person reserves the right to propose or undertake or participate in any of the foregoing actions in the future.

Item 5.    Interest in Securities of the Issuer.

(a)                                 Wallen beneficially owns 50,131,548 shares, or 45.84% (as calculated pursuant to Rule 13d-3 under the Exchange Act), of the Common Stock, including: (a) 16,333,548 shares directly held by the reporting person; (b) 500,000 shares held by the reporting person’s spouse, (c) 674,000 shares held by certain children of the reporting person; (d) 700,000 shares held by Tauren; (e) 3,600,000 shares issuable upon conversion of 1,800 shares of Series B Convertible Preferred Stock of the issuer held by Tauren; (f) 24,094,000 shares issuable upon conversion of 12,047 shares of Series B Convertible Preferred Stock of the issuer held by Langtry; and (g) 4,230,000 shares issuable upon conversion of 2,115 shares of Series B Convertible Preferred Stock of the issuer held by Wallen. Holders of shares of the Series B Convertible Preferred Stock are entitled to vote, together with holders of Common Stock, as a single class with respect to all matters presented to holders of Common Stock of the Company, with the voting power of such shares of Series B Convertible Preferred Stock determined on an as-converted basis.

Wallen affirms that he and the Investors comprise a “group” within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) thereunder.  Pursuant to the Warrant and Preferred Stock Agreement, dated as of October 2, 2013 (the “Warrant and Preferred Stock Agreement”), by and among the Investors and the Company, on October 2, 2013, the Company issued to the Investors certain warrants exercisable on or after April 2, 2014 for (a) shares of the Common Stock at an exercise price of $0.01 per share

(the “Class A Warrants”), and (b) shares of Common Stock, at an exercise price of $0.50 per share (the “Class B Warrants” and, together with the Class A Warrants, the “Warrants”).  Pursuant to the Warrant and Preferred Stock Agreement, on October 2, 2013, the Company also issued to the Investors certain shares of Series C Voting Preferred Stock, par value $0.01 per share, with a stated value of $0.01 per share (the “Series C Voting Preferred Stock”), which entitle each Investor to exercise immediate voting rights equal to the voting power of the shares of Common Stock that would be issuable upon the exercise of all Warrants held by such Investor.

The Anchorage Parties (as defined below) beneficially own, in the aggregate, 74,811,987 shares of the Common Stock, which constitute  approximately 49.14% of the Common Stock (as calculated pursuant to Rule 13d-3 under the Exchange Act), representing (a) an aggregate of 12,341,658 shares of Common Stock that would be issuable upon the exercise of Warrants held of record by Anchorage Illiquid Opportunities Offshore Master III, L.P., a Cayman Islands exempted limited partnership (“Anchorage IOOM III”); (b) an aggregate of 14,124,129 shares of Common Stock that would be issuable upon the exercise of Warrants held of record by Anchorage Illiquid Opportunities III (B), L.P., a Delaware limited partnership (“Anchorage IO III(B)”); and (c) an aggregate of 48,346,200 shares of Common Stock that would be issuable upon the exercise of Warrants held of record by AIO III AIV, L.P., a Delaware limited partnership (“AIO III” and, together with Anchorage IOOM III and Anchorage IO III(B), “Anchorage”).

O-CAP Partners, L.P., a Delaware limited partnership (“O-CAPLP”), beneficially owns 4,286,727 shares of Common Stock that would be issuable upon the exercise of Warrants held of record by it.  O-CAP Offshore Master Fund, L.P., a Cayman Islands exempted limited partnership (“O-CAPMF” and together with O-CAPLP, “O-CAP”), beneficially owns 3,194,472 shares of Common Stock that would be issuable upon the exercise of Warrants held of record by it.  O-CAP Management, L.P. (“O-CAPMGT”), as the investment advisor of each of O-CAPLP and O-CAPMF, and of certain managed accounts (the “O-CAP Managed Accounts”) for Corbin Opportunity Fund, L.P. (“Corbin” and together with Anchorage and O-CAP, the “Investors”), may be deemed to be the beneficial owner of an aggregate of 23,939,836 shares of Common Stock, representing (i) shares of Common Stock issuable upon the exercise of Warrants owned by O-CAPLP and O-CAPMF and (ii) shares of Common Stock issuable upon the exercise of Warrants issued to Corbin and held in the O-CAP Managed Accounts, which in the aggregate constitute approximately 23.62% of the Common Stock (as calculated pursuant to Rule 13d-3 under the Exchange Act).  Each of (i) O-CAP Advisors, LLC (“O-CAPADV”), as the general partner of each of O-CAPLP and O-CAPMF, (ii) O-CAP GP, LLC (“O-CAPGP”), as the general partner of each of O-CAPMGT and O-CAPADV and (iii) Messrs. Michael E. Olshan and Jared S. Sturdivant, as Portfolio Managers and Managing Partners of O-CAPMGT and the Managing Members of O-CAPGP and O-CAPADV may be deemed to be the beneficial owner of an aggregate of 23,939,836 shares of Common Stock owned by O-CAPLP and O-CAPMF and held in the O-CAP Managed Accounts, which constitute approximately 23.62% of the Common Stock (as calculated pursuant to Rule 13d-3 under the Exchange Act).

Corbin Capital Partners, L.P. (“Corbin Capital”), as the investment manager of Corbin, may be deemed to beneficially own 16,458,637 shares of Common Stock that would be issuable upon the exercise of Warrants held of record by Corbin, as Corbin Capital has the authority to terminate O-CAPMGT’s investment advisory agreement at any time and exercises supervisory authority over investments made by O-CAPMGT for the account of Corbin.  The 16,458,637 shares of Common Stock referred to above constitute approximately 17.53% of the Common Stock (as calculated pursuant to Rule 13d-3 under the Exchange Act).

Each of the foregoing percentages of outstanding Common Stock, as calculated pursuant to Rule 13d-3 of the Exchange Act, is based on 77,433,408 shares of Common Stock outstanding on October 2, 2013, as provided by the Company’s management.

(b)                                 With respect to all of the shares beneficially owned by Wallen and described in Item 5(a) above, Wallen has shared power to direct the vote and sole power to dispose or direct the disposition of such shares, subject to the restrictions set forth in the Voting Agreement as described under Item 6 below.  The responses set forth in the seventh paragraph of Item 6 below are incorporated herein by reference in their entirety.

Each of Anchorage Advisors Management, L.L.C., a Delaware limited liability company (“Management”), Anchorage Capital Group, L.L.C. (formerly Anchorage Advisors, L.L.C.), a Delaware limited liability company (“Capital Group”), and Messrs. Anthony L. Davis and Kevin M. Ulrich (together with Management and Capital Group, the “Anchorage Parties” and, the Anchorage Parties together with Anchorage IOOM III, Anchorage IO III(B) and AIO III, “Anchorage”) share power to vote or direct the vote, and the power to dispose or direct the disposition of, all shares of the Common Stock that is directly held by each of Anchorage IOOM III, Anchorage IO III(B) and AIO III and described in Item 5(a) above.  Management is the sole managing member of Capital Group.  Capital Group provides investment management services to each of Anchorage IOOM III, Anchorage IO III(B) and AIO III.  Mr. Davis is the President of Capital Group and a managing member of Management, and Mr. Ulrich is the Chief Executive Officer of Capital Group and the other managing member of Management.  All investment and voting decisions with respect to the Common Stock beneficially owned by the Anchorage Parties have been, and will continue to be, made by Capital Group.  Each of the Anchorage Parties disclaims beneficial ownership of such Common Stock except to the extent of its pecuniary interest therein.

By virtue of its position with each of O-CAPLP, O-CAPMF, and the O-CAP Managed Accounts, O-CAPMGT may be deemed to have shared power to vote and dispose of the shares of Common Stock directly held by O-CAPLP and O-CAPMF and held in the O-CAP Managed Accounts, and described in Item 5(a) above, respectively.  By virtue of its position as general partner of O-CAPLP and O-CAPMF, O-CAPADV may be deemed to have shared power to vote and dispose of the shares of Common Stock directly held by O-CAPLP and O-CAPMF and described in Item 5(a) above, respectively.  By virtue of their respective positions with O-CAPLP, O-CAPMF and O-CAPMGT, each of O-CAPGP and Messrs. Olshan and Sturdivant may be deemed to have shared power to vote and dispose of the shares of Common Stock directly held by O-CAPLP and O-CAPMF, and held in the O-CAP Managed Accounts, and described in Item 5(a) above, respectively.

By virtue of its position with Corbin, Corbin Capital may be deemed to have shared dispositive and shared voting power with respect to the shares of Common Stock that would be issuable upon the exercise of the Warrants held of record by Corbin and described in Item 5(a) above.

(c)                                  Except as set forth in this Item 5 above, Wallen has not engaged in any transaction during the past 60 days involving the Company’s securities.

(d)                                 See Item 3 above.

(e)                                  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As described in Item 3 above, on November 24, 2009, the Company entered into transactions with Langtry pursuant to which the Company issued to Langtry 10,350,000 shares of Common Stock and 103,500 shares of Series B Convertible Preferred Stock.  For a period of five years under the respective Subscription Agreements, Langtry has the right to require the Company to file with the Commission one or more registration statements so as to permit the resale of such shares of Common Stock and the Common Stock issuable upon conversion of the Series B Convertible Preferred Stock.

As described in Item 3 above, on October 2, 2013, pursuant to the terms of the Conversion Agreement, the Company issued (a) 12,047 shares of Series B Convertible Preferred Stock to Langtry in exchange for the cancellation of all of the issued and outstanding shares of Series A Convertible Preferred Stock held by Langtry and (b) 2,115 shares of Series B Convertible Preferred Stock to Wallen in exchange for Wallen’s cancellation of a promissory note payable by the Company to Wallen in the principal amount of $2.0 million, plus accrued and unpaid interest of $114,986.  The promissory note provided for interest at the prime rate of interest, plus 1% per annum.

As described in Item 3 above, on October 2, 2013, pursuant to the terms of a Purchase and Sale Agreement, the Company issued to Tauren 2,000 shares of Series B Convertible Preferred Stock as partial consideration for certain fractional working interests in Northwest Louisiana.  Immediately following the issuance of the shares of Series B Convertible Preferred Stock to Tauren, Tauren transferred 200 of these shares in satisfaction of a pre-existing net profits interest obligation to a third party.

As described in Item 3 and Item 5 above, on October 2, 2013, Wallen entered into the Voting Agreement with the Investors, pursuant to which Wallen and the Investors have agreed to vote together with respect to certain matters submitted for a vote to the shareholders of the Company, including to cause the election (or removal, upon the

Investors’ request) of any directors designated by the Investors in accordance with the Investment Agreement, dated as of October 2, 2013 (the “Investment Agreement”), between the Company and the Investors, which is filed as Exhibit 5 hereto.  Under the Investment Agreement, Anchorage has the right to designate two members and O-CAP and Corbin, collectively, have the right to designate one member (subject to adjustment for changes in board size) for election or appointment to the Company’s board of directors and certain information rights, veto rights, pre-emptive rights and sale rights, among others.

In addition, Wallen and the Investors have agreed, among other things, to vote together to increase the number of authorized shares of Common Stock from time to time to ensure that there are sufficient shares of Common Stock available to satisfy the exercise of outstanding Warrants; to ensure that provisions of the Company’s Certificate of Formation or By-laws (and similar organizational documents of any subsidiary of the Company) are adhered to and such provisions do not, at any time, facilitate transactions that are in conflict with the terms of the Investment Agreement or any other “Transaction Document” (as defined in the Voting Agreement); in favor of any “Sale of the Company” (as defined in the Investment Agreement) or the “Redemption” (as defined in the Investment Agreement), to the extent requested by the Investors; and against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of the Company in the Investment Agreement or any other Transaction Document.

Pursuant to the Voting Agreement, Wallen has designated and appointed each of Capital Group and O-CAPMGT, or any of their designees, with full power to vote (or cause to be voted) all shares beneficially owned by Wallen in conformity with the Voting Agreement with respect to the matters discussed above, as set forth in more detail in the Voting Agreement.

Pursuant to the Voting Agreement, Wallen may not transfer shares that are “Voting Securities” of the Company within the meaning of the Voting Agreement (which includes all shares of Common Stock beneficially owned by Wallen and described in Item 5(a) above) unless:  (i) Wallen provides prior written notice of the name and address of such transferee and the number of shares proposed to be transferred to the Investors and (ii) such transferee agrees, as a condition to the effectiveness of such transfer, to become a party to the Voting Agreement, except that Wallen is permitted to transfer certain shares of his Voting Securities without compliance with the foregoing clause (ii): (A) to a person that is already a party to the Voting Agreement (provided that such shares so transferred will be subject to the Voting Agreement); (B) to a person if, following the transfer to such person, Wallen continues to beneficially own, at all times during the term of the Voting Agreement, all shares of Voting Securities so transferred; and (C) to any other person or persons in an aggregate amount not to exceed the “Annual Limit” (as defined in the Voting Agreement) in any calendar year; provided that, at all times, the aggregate shares of Voting Securities beneficially owned by Wallen and subject to the Voting Agreement, when taken together with the aggregate shares of Voting Securities beneficially owned by the Investors at such time, must represent at least 65% of the total shares of Voting Securities on a fully diluted basis.

The foregoing summary of agreements and transactions does not purport to be complete and is subject to, and qualified in its entirety by, the full text of those agreements that are being filed as exhibits hereto under Item 7 below, which are incorporated herein by reference.

Item 7.         Material to be Filed as Exhibits.

Exhibit 1 — Subscription and Common Stock Purchase Agreement, dated November 24, 2009, by and between the Company and Langtry Mineral & Development, LLC.  (previously filed as Exhibit 5 to Amendment No. 5 to this Schedule 13-D, and incorporated herein by reference)

Exhibit 2 — Voting Agreement, dated October 2, 2013, among the investors party thereto and Calvin A. Wallen, III

Exhibit 3 — Purchase and Sale Agreement, dated October 2, 2013, by and among Tauren Exploration, Inc. and Cubic Energy, Inc.

Exhibit 4 — Conversion and Preferred Stock Purchase Agreement dated October 2, 2013 among Cubic Energy, Inc., Langtry Mineral & Development, LLC and Calvin A. Wallen, III

Exhibit 5 — Investment Agreement, dated October 2, 2013, among the Company and the investors party thereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:                  October 8, 2013

/s/ Calvin A. Wallen, III
Calvin A. Wallen, III